Exhibit 2.2

AMENDMENT NO. 1 AND MODIFICATION

TO AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1 AND MODIFICATION, dated as of February 9, 2021 (this “Amendment No. 1”), to the Agreement and Plan of Merger (“Merger Agreement”) December 31, 2020, by and among Coeptis Pharmaceuticals, Inc., a Delaware Corporation with its principal office at 105 Bradford Rd., Suite #420, Wexford, PA 15090 (“Coeptis”), and Vinings Holdings, Inc., a Delaware corporation, with its principal office at 2030 Powers Ferry Rd., SE, Suite #212, Atlanta, GA 30339 (“Vinings”), and Coeptis Acquisition Sub, Inc., a wholly-owned subsidiary of Vinings, domiciled in Delaware (“Acquisition Sub”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Merger Agreement.

WHEREAS, the parties hereto desire to amend and modify the Merger Agreement in accordance with the terms hereof.

NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Amendments.

1.       Section 4 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Section 4. Current Director and Officers of Vinings. Erik Nelson is as of the date of this Agreement Vinings’ President and is also the sole member of Vinings’ board of directors. The officers of Vinings prior to the consummation of the Merger, including Erik Nelson, shall resign from their officer positions at Vinings effective simultaneous with the Closing, and shall be replaced by the new officers designated by Coeptis. Upon consummation of the Merger, the board will be comprised of four (4) persons designated by Coeptis, and Erik Nelson will resign his director position effective upon the Closing and the simultaneous appointment of the Coeptis designees. Post-Merger officers of Vinings shall be appointed by the post-Merger board of directors;”

Section 2. Miscellaneous.

1.                  Except as set forth herein, the Merger Agreement shall continue in full force and effect in accordance with its terms and the Merger Agreement, as amended hereby, is hereby ratified and confirmed by the parties thereto. Each reference in the Purchase Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment No. 1.

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2.                  This Amendment No. 1 shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

3.                  This Amendment No. 1 may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which will be one and the same document. Facsimiles and electronic copies in portable document format (“PDF”) containing original signatures shall be deemed for all purposes to be originally signed copies of the documents that are the subject of such facsimiles or PDF versions.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the day and year first written above.

COEPTIS PHARMACEUTICALS, INC.

/s/ Dave Mehalick
By: Dave Mehalick
Its: Chief Executive Officer

COEPTIS ACQUISITION SUB, INC.

/s/ Erik Nelson
By: Erik Nelson
Its: President

VININGS HOLDINGS, INC.

/s/ Erik Nelson
by: Erik Nelson
Its: President

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